Exhibit 99.1

FBS Global Regains Compliance with Nasdaq Minimum Bid Price Requirement

Nasdaq Confirms Closing Bid Price at or Above $1.00 for Ten Consecutive Business Days; Deficiency Matter Closed

Singapore – October 13, 2026 – FBS Global Limited (Nasdaq: FBGL) (“FBS” or the “Company”), a green building contractor and interior fit-out specialist, today announced that on October 12, 2026, it received formal notification from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share.

Nasdaq determined that the closing bid price of the Company’s ordinary shares was at or above $1.00 per share for ten consecutive business days, from September 28, 2026 through October 9, 2026. As a result, the minimum bid price deficiency matter is now closed.

As previously disclosed, Nasdaq notified the Company on April 15, 2026 that it did not meet the minimum bid price requirement and granted the Company a 180-day compliance period through October 12, 2026. The Company regained compliance following its 1-for-10 share consolidation, which it announced on September 24, 2026.

Kelvin Ang, Chief Executive Officer of FBS Global, said, “Resolving this matter within the compliance period was a priority for our Board and management team, and we thank our shareholders for their support. Our focus remains on executing our project portfolio and building long-term value for our shareholders.”

The Company’s ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “FBGL.”

About FBS Global Limited

FBS Global Limited (Nasdaq: FBGL) is a construction and building systems specialist focused on high-specification, execution-driven projects across commercial, industrial and public sector markets. The Company delivers technically complex additions and alterations (A&A), retrofitting, insulation systems, lead-lined drywall partitions, false ceiling installations, and integrated interior build-outs.

With more than 30 years of operating experience, FBS targets projects requiring precision engineering, regulatory compliance expertise and coordinated multi-system execution. The Company is focused on expanding its secured project pipeline, increasing participation in public infrastructure works, and driving disciplined, execution-led growth.

For additional information, please visit the Company’s website at https://www.fbsglobal.com.sg/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements regarding the Company’s continued listing on Nasdaq, project execution, anticipated revenue realization, growth strategy, expansion plans and future performance. Words such as “may,” “will,” “expect,” “intend,” “plan,” “believe,” “anticipate,” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, including risks relating to the Company’s ability to maintain compliance with Nasdaq continued listing requirements, project execution, customer performance, regulatory requirements, competition and general economic conditions. Additional risks and uncertainties are described in the “Risk Factors” section of the Company’s filings with the U.S. Securities and Exchange Commission. Actual results may differ materially from those expressed or implied in forward-looking statements. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

Investor Relations Contact:

Crescendo Communications, LLC

Email: fbgl@crescendo-ir.com

Tel: +1 212-671-1020